SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No.__)


                                   Imax Corp.

                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                                               45245E109
                                 (CUSIP Number)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") of otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                  (Continued on following pages)

                                Page 1 of 7 Pages

CUSIP NO.  45245E109                      13G         Page 2 of 7 Pages


   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          OppenheimerFunds, Inc.
          I.R.S. NO. 13-2527171

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                         A  /__/

                                                       B   /x/


3         SEC USE ONLY


4         CITIZENSHIP OR PLACE OF ORGANIZATION

          Colorado


  NUMBER OF SHARES     5     SOLE VOTING POWER
 BENEFICIALLY OWNED          0
       BY EACH
      REPORTING
       PERSON
        WITH


                       6     SHARED VOTING POWER
                             0


                       7     SOLE DISPOSITIVE POWER
                             0


                       8     SHARED DISPOSITIVE POWER
                             3,375,000

9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,375,000

10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          10.36%

12        TYPE OF REPORTING PERSON*
          IA

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 45245E109                            13G         Page 3 of 7 Pages

   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Oppenheimer Covertible Securities Fund
          I.R.S. No.




2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                             A  /__/

                                             B       X

3         SEC USE ONLY


4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Massachusetts


NUMBER OF  SHARES      5     SOLE VOTING POWER
 BENEFICIALLY OWNED          3,000,000
       BY EACH
      REPORTING
       PERSON
        WITH
                       6     SHARED VOTING POWER
                             0
                       7     SOLE DISPOSITIVE POWER
                             0

                       8     SHARED DISPOSITIVE POWER
                             3,000,000


9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,000,000

10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.21%

12        TYPE OF REPORTING PERSON*
          IV

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  Schedule 13G
                    Under the Securities Exchange Act of 1934



Item 1(a)                    Name of Issuer:
                             Imax Corp.

Item 1(b)                    Address of Issuer's Principal Executive Offices:
                             2525 Speakman Drive
                             Mississauga L5KIBI
                             Toronto, Ontario, Canada

Item 2(a)                    Name of Person Filing:
                             OppenheimerFunds, Inc.

Item 2(b)                    Address of Principal Business Office:
                             Two World Trade Center, Suite 3400
                             New York, New York 10048-0203

Item 2(c)                    Citizenship:
                             Inapplicable

Item 2(d)                    Title of Class of Securities:
                             Common Stock

Item 2(e)                    CUSIP Number:
                             45245E109

Item 3(e)                     X     Investment Adviser registered under
                            Section 203 of the Investment Advisers Act of 1940

Item 4(a)                    Amount Beneficially Owned: 3,375,000 shares

Item 4(b)                    Percent of Class:  10.36 %

Item 4(c)(i)                 Sole Power to vote or to direct the vote -  0

Item 4(c)(ii)                Shared power to vote or to direct the vote - 0

Item 4(c)(iii) Sole power to dispose or to direct the disposition of - 0

Item 4(c)(iv) Shared power to dispose or to direct the disposition of - 3,375,000 shares

Item 5                       Ownership to Five Percent or Less of a Class:

                             If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following:

Item 6 Ownership of More than Five Percent on Behalf of Another Person:
                             See Exhibit A hereto

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
                             Inapplicable

Item 8                       Identification and Classification
                            of Members of the Group:
                             Inapplicable

Item 9                       Notice of Dissolution of Group:
                             Inapplicable

Item 10                      Certification:
                             By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE                    After  reasonable  inquiry  and to the  best  of my
                             knowledge   and   belief,   I   certify   that  the
                             information set forth in this statement is true, complete and correct.

Date:                        Janua ry  22, 1999


Signature:                   /s/Merryl Hoffman

Name/Title:                  Merryl Hoffman, Vice President

                                    EXHIBIT A

     The Board of Directors or Trustees of the registered investment companies managed by OppenheimerFunds, Inc.("OFI") and owning shares of the issuer can direct the disposition of dividends received by such funds and can dispose of such securities. Additionally, OFI shares the power to dispose of such securities with the Board of Directors or Trustees of such funds however, the Board of Directors or Trustees of such fund has delegated these responsibilities to OFI as the fund's investment advisor under its investment advisory agreement. OFI has an interest relating to five (5%) percent or more of such securities as disclosed on Page 2 hereof, by virtue of the interest of five percent (5%) or more of such securities by Oppenheimer Convertible Securities Fund, as disclosed on pages 3 and 4 hereof. OFI disclaims ownership of such securities, except as expressly stated herein.

                                    EXHIBIT B

     The undersigned investment company hereby acknowledges and agrees that a report on Schedule 13G being filed by OppenheimerFunds, Inc.on or about the date hereof, relating to the Common Stock of Imax Corp., is filed on behalf of the undersigned.



Dated:                       January 22, 1999



                                    Oppenheimer Convertible Securities Fund




                                    By:   /s/Robert Zack

                                          Robert G. Zack
                                          Assistant Secretary


SEC/Imaxt2.13g ~